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                             June 17, 2021

       Matt Fargey
       Chief Financial Officer
       Maverix Metals Inc.
       Suite 575, 510 Burrard Street
       Vancouver, British Columbia
       V6C 3A8 Canada

                                                        Re: Maverix Metals Inc.
                                                            Form 40-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 23,
2021
                                                            File No. 001-38934

       Dear Mr. Fargey:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 40-F for the Fiscal Year Ended December 31, 2020

       Exhibit 99.1
       Material Assets, page 33

   1. We note your disclosure stating that the stream on La Colorada mine is your only material asset. Please tell us
how you evaluate the materiality of your royalty and streaming arrangements. In this
regard we note from page 25 of your Consolidated Financial
                                                        Statements that other
assets appear to materially contribute to your revenue and cash flow, including Beta Hunt,
Hope Bay, Moss, and Omolon. In your response please summarize the data and
conclusions related to the quantitative metrics associated with your analysis.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Matt Fargey
Maverix Metals Inc.
June 17, 2021
Page 2

       You may contact John Coleman at 202-551-3610 or Ethan Horowitz at 202-551-3311 if
you have questions regarding comments.



FirstName LastNameMatt Fargey                          Sincerely,
Comapany NameMaverix Metals Inc.
                                                       Division of Corporation
Finance
June 17, 2021 Page 2                                   Office of Energy &
Transportation
FirstName LastName